Item 4.  Parents and Subsidiaries of the Registrant

         The Frank B. Howes Trust, which holds 36.5 per cent of the Registrant's outstanding common stock, is the parent of the Registrant. This percentage includes 3,000,000 shares which is held in escrow by the Insurance Department of Iowa. The escrow arrangement was required by the Commissioner of Insurance of the State of Iowa in order to gain approval of Registrant's new stock issue of April 1971. Under the terms of this arrangement, those shares could not be sold for a period of five (5) years or until Registrant attained certain profitable operating goals for three (3) consecutive years. The escrow arrangement also required that should Registrant dissolve during this period, the shares held in escrow will not participate in the assets of Registrant legally available for distribution until after there has been paid or irrevocable set aside for all other shares an amount equal to the other shares at the per offering price of $1.25, adjusted for stock splits and stock dividends. As of April 6, 1976, five (5) years elapsed.

         The Insurance Department of Iowa, Securities Division has indicated that under the terms of the Escrow Agreement the approval of the Commissioner of Insurance was required. The Insurance Department, reviewing the condition of the Registrant, did conclude that the requisite approval of the Commissioner would not be forthcoming at that time, and furthermore, that the Insurance Department will act as escrow agent for the shares of the Frank B. Howes Trust.